Exhibit  21

Subsidiaries

THQ Inc.

Big Huge Games, Inc.	Maryland
Blue Tongue Entertainment Pty. Ltd.	Australia
Juice Games Limited	United Kingdom
Locomotive Games, Inc.	California
Mass Media, Inc.	California
Rainbow Multimedia Group, Inc.	Arizona
THQAC, Inc.	Texas
THQ/JAKKS Pacific, LLC	Delaware
THQ Asia Pacific Pty. Ltd.	Australia
THQ Canada Inc.	British Columbia
dba Relic Entertainment
THQ Entertainment GmbH	Germany
THQ France S.a r.l.	France
T.HQ (Holdings) Limited	United Kingdom
THQ Interactive Entertainment Espana, S.L.	Spain
THQ International GmbH	Switzerland
THQ International Operations Limited	United Kingdom
THQ Italy Srl	Italy
THQ Japan K.K.	Japan
THQ Korea Ltd.	Korea
THQ Mobile USA, Inc.	Delaware
THQ Nordic ApS	Denmark
THQ Studio Australia Pty. Ltd.	Australia
THQ (UK) Limited	United Kingdom
THQ Wireless Inc.	Delaware
THQ Wireless International S.a r.l.	Luxembourg
THQ Wireless Singapore Pte. Ltd.	Singapore
Universomo Ltd.	Finland
Vigil Games	Texas
Volition, Inc.	Delaware